División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

[redacted]Rule 12g3-2 (b) File N° 82-4240

Caracas October 16th 2006

06017885

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED
NOV 2 9 2006
THOMSON
FINANCIAL

RECEIVED
2006 OCT 24 P 2:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

10/31

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State.

Lawyer LILIA CONCEPCION OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 140-A-Pro, Number 57 of the year 2006 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

27/XIO --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, Record 3251, do hereby appear to inform you that in the Board of Directors No.949 of my principal held on August 11, 2006 the following item was approved.

SOLE ITEM

The Board of Directors by using the powers vested upon it by the Special Shareholders' Meeting of August 11, 2006 does herein set August 21, 2006 as registration date (limit date of transaction with benefit) and September the 1st, 2006 as payment date (effective date of registration with benefit), of the additional cash dividend of Seventeen Bolivars (Bs.17.00) per share as decreed in the aforementioned Shareholders' Meeting.

I attach hereto to be recorded and filed in the company file kept by this Registry Office, an authorized copy of the Minutes of the Board of Directors No.949.

Likewise, I do hereby request you please to issue four (4) certified copies of this participation.

Caracas, at the date of its presentation.

(signed) Illegible.

Translator's Note:

At the upper left margin there is a wet seal that reads as follows: "Nelly González Diaz (signed) Illegible. Lawyer. Inpreabogado (Lawyer's Social Security Institute) No.31291. MINISTRY OF THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, on the Thirtieth (30th) day of August of the year Two Thousand Six. Historical years 196 and 147. The foregoing participation having been acknowledged as presented by its signatory for its registration with the Commercial Registry Office and, fixing. Let it be issued in conformity and let it be added to the original file. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ IPSA N31291, and it is registered with the Commercial Registry under No.57, Volume 140-A-Pro. Fees paid Bs.120525.00 as per Form RM N.613013, Bank No.FM02176558 amounting to Bs.40320,00. Identification was made as follows: CARLOS DELFINO, I.D. Card v-3659617.

Registration of this document was anticipated pursuant to the provisions of Article 31 of the Judicial Fees Law. The undersigned, First Commercial Registrar does hereby evidence that for this granting officer (illegible) bearer of Identity Card No.V-994.790 moved to the following address: Torre Country Club, Piso 9, Urb. El Bosque, Chacaito.

This document was revised by Lawyer Nanci El Hamouis, officer from the Legal Department.

The First Commercial Registrar, Lawyer LILA CONCEPCIÓN OLVEIRA HERNÁNDEZ (signed) Illegible.

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

div-27/XIO ---

[Letterhead of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, do hereby certify that: "The Minutes partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"**Minutes No.949**. As of today, the Eleventh (11th) day of August of the year Two Thousand Six, the following members of the Board of Directors gathered at the company premises: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso P., Elena Delfino, and Deputy Directors: Fernando Paparoni and Armando Martínez in absence of Alicia Mariela Paparoni and Celestino Martínez P., respectively. Likewise, there were present Alejandro Delfino T., Exceutive President and José Gaetano Paparoni, Advisor.

1. The Board of Directors, in virtue of the agreement by the Special Shareholders' Meeting held on August 11, 2006 decided to set August 21, 2006 as registration date (limit transaction date with profit) and September the 1st, 2006 as payment date (effective record date with profit) for the dividend approved by the Special Shareholders' Meeting held on this same date, which decreed an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings account at December 31, 2005.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Eleventh (11th) day of August of the year Two Thousand Six.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

CARACAS, ON THE THIRTIETH (30TH) DAY OF AUGUST OF THE YEAR TWO THOUSAND SIX. (SIGNED) CARLOS DELFINO T., LAWYER LILA CONCEPCION OLVEIRA HERNANDEZ. THE PRESENT CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No.613013.

27/XIO

LAWYER LILA CONCEPCION OLVEIRA HERNANDEZ (signed) Illegible.

FIRST COMMERCIAL REGISTRAR.

Translator's Note:

By the signature there is a round we seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registrar." --

Translators´ Note:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 5 PM 9 (illegible) FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 13, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 140-A-Pro... Número: 57 del año 2006

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.

27/XIO

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Junta Directiva N° 949** de mi representada celebrada el **11 de agosto de 2006**, fue aprobado lo siguiente:

Punto Unico

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Extraordinaria de Accionistas de fecha 11 de agosto de 2006, estableció como fecha de registro (fecha límite de transacción con beneficio) el 21 de agosto de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 1° de septiembre de 2006, del dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 949.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

TRASLADO

SOLV. IMP.
C. B.
SANTA B.
BALANCE

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO
DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Treinta (30) de Agosto del Año 2006 (196 y 147). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -57- TOMO -140-A- PRO.. Derechos Pagados Bs.120525.00 Según Planilla RM N°613013, Banco N°FM02176558 Por Bs.:40320.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: V-3059614

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.- Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario [illegible] titular de la Cédula de Identidad N° 11.994.790 a la siguiente dirección: Torre Country Club, Piso 9, Urb. El Bosque, Chacaito.

El presente documento fue revisado por la Abog.Nanci El Hamouis funcionaria del Dpto. Legal.

La Registradora Mercantil Primera
Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

22.196

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.
DIV- 27/XIO

Nelly González Díaz
Abogado
Inpre: Abogado No. 31291

MANPA

3251

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

> *"**Acta N° 949:** Hoy, once (11) de agosto de dos mil seis se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y los Directores Suplentes Fernando Paparoni y Armando Martínez en ausencia de Alicia Mariela Paparoni y Celestino Martínez P. respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.*
>
> *1. La Junta Directiva, en virtud de lo acordado por la Asamblea General Extraordinaria de Accionistas celebrada en fecha 11 de agosto de 2006, decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 21 de agosto de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 1° de septiembre de 2006, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto. No habiendo mas asuntos que tratar se levantó la sesión, conformes firman: (fdo) Firmas ilegibles."*

Certificación que expido en Caracas a los once (11) días del mes de agosto del año dos mil seis.
MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

CARACAS, treinta (30) DE ...Agosto....... DEL AÑO DOS MIL ..Seis..... (FDOS.) CARLOS DELFINO T., Abog. LILA CONCEPCION OLVEIRA HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 613013

27/XIO

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, September 5, 2006

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Attached hereto please find the Commercial Registry of the Special Shareholders' Meeting of this company held on August 11, 2006.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated.

RIF (Tax Information Registry Number) J-00023530-9

NIT (Taxpayer Identification Number) 000-74648-7-8

Laywer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Cacaito, Urb. El Bosque – Phone 9012307 – Fax 9012112 e-mail: ngonzalez@manpa.com.ve --

Translators' Note:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 5 PM 9 (illegible) FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 13, 2006.

JUDITH HERNANDEZ-MORA,
CERTIFIED TRANSLATOR.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 5 de septiembre de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito Registro Mercantil de la Asamblea General Extraordinaria de Accionistas de esta empresa celebrada 11 de agosto de 2006.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,00 Capital Suscrito: Bs. 22.940.094.240,00 Capital Pagado: Bs. 22.940.0

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, September 5, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **August 31, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **August 31, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.---

Translator's Note:

Next there are fourteen (14) pages with the list of company shareholders. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information Registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 5 (illegible) FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 05 de septiembre de 2006

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **31 de agosto de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **31 de agosto de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Lic. Carlos Delfino Z.
Presidente de la Junta Directiva

Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CI / RIF	Número de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AÑEZ DELFINO ARNALDO JOSE.	V003657855	10	10	-	-	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	376	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10	0,00	0,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10	0,00	0,01	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10	0,00	0,01	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10	0,02	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AÑEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51.000	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10	0,00	0,03	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10	2,17	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928308	15.000	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	-	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10	0,00	2,21	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10.000	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	-	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10	0,00	2,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10	0,04	2,25	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	-	2,25	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10	0,00	2,25	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.784	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595081	1	10	-	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A.S.A	J002966645	34.042	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE;O BRAUN ALVARO.	V003659996	5.292	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE;O LUJAN ALFREDO JOSE.	V006824422	7.182	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00	2,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10	6,10	8,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00	8,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10	0,00	8,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10	0,00	8,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	-	8,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10	0,00	8,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	131.500.147	10	5,73	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10	0,00	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	-	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10	0,00	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10	0,00	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10	0,00	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10	0,00	14,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10	0,00	14,11	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18.000	10	0,00	14,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10	0,08	14,19	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10	0,00	14,19	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10	0,00	14,19	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10	0,01	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003989619	100	10	-	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10	0,00	14,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10	0,01	14,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10	0,00	14,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10	15,26	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10	0,00	29,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10	0,03	29,50	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10	0,00	29,50	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5.250	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A	J304414234	23.000	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A	J003620351	2.910	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A	J312059095	17	10	-	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10	0,00	29,51	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10	0,00	29,52	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10	1,08	30,60	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6.000	10	0,00	30,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532986	4.232.374	10	0,18	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314881	2.300	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10	0,00	30,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10	0,00	30,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10	0,01	30,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10	0,00	30,80	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10	0,00	30,80	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10	0,00	30,80	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO	V006820919	11.970	10	0,00	30,80	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA	V006398408	460.490	10	0,02	30,82	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10	0,00	30,82	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10	0,00	30,82	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10	0,00	30,83	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10	0,00	30,83	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10	0,01	30,85	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10	0,00	30,85	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00	30,85	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10	0,00	30,85	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10	0,00	30,85	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10	0,24	31,09	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10	0,13	31,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE MARINO XIOMARA MARIA	V005570932	41.740	10	0,00	31,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10	0,11	31,33	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10	0,11	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10	0,00	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10	0,00	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10	0,00	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10	0,00	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10	0,00	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541824	1.000	10	0,00	31,44	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10	0,12	31,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00	31,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10	0,00	31,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.040.000	10	0,05	31,61	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10	0,04	31,65	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10	0,00	31,66	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00	31,66	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10	0,00	31,66	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10	0,00	31,66	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO LIRA MARIA LUISA	V008729872	78.750	10	0,00	31,66	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10	0,54	32,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10	0,00	32,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10	0,00	32,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10	0,00	32,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	-	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTEVES CONZO;O DAVID NIKOLAI	V003797303	1.000	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10	0,00	32,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	2.834	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10	0,00	32,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC	J	3.908.142	10	0,17	32,39	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10	0,00	32,39	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10	0,00	32,39	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10	0,01	32,40	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10	4,38	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002998540	1.890	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10	-	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10	0,00	36,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10	0,00	36,78	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015665722	10.500	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10	0,00	36,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10	0,15	36,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10	0,00	36,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10	0,16	37,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10	0,10	37,19	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10	0,00	37,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10	0,00	37,20	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10	0,02	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177586	45.215	10	0,00	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10	0,00	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO	V007520172	5.796	10	0,00	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10	0,00	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10	0,00	37,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA (DIFUNTO)	V000025229	1.624.606	10	0,08	37,30	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10	0,00	37,30	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10	0,00	37,31	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10	0,06	37,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10	0,00	37,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10	0,00	37,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10	-	37,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10	0,00	37,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	-	37,37	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96.500	10	0,00	37,38	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10	0,00	37,38	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA	V004456050	84.546	10	0,00	37,38	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10	0,07	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEJIDO ADOLFO	V009968472	1.428	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA. C.A.	J002382210	2.184	10	0,00	37,45	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10	0,00	37,46	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10	0,00	37,46	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00	37,46	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGAÑA AMANDA	V004349522	4.500	10	0,00	37,46	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10	0,00	37,46	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	60.000	10	0,00	37,46	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	-	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003817296	76.482	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A	J001564039	33.600	10	0,00	37,47	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10	0,25	37,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10	0,00	37,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10	0,00	37,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10	0,01	37,73	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10	0,13	37,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10	0,04	37,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10	0,89	38,79	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10	0,06	38,85	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10	4,42	43,28	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10	0,15	43,43	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10	0,09	43,52	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	86.620	10	0,00	43,53	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10	0,00	43,53	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10	0,00	43,53	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10	0,00	43,53	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	46.678	10	0,00	43,53	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10	0,00	43,53	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES HYADES, C.A.	J002061022	220.000	10	0,01	43,54	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10	0,01	43,55	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652850	1.133.172	10	0,05	43,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	-	43,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00	43,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10	0,08	43,68	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10	0,00	43,68	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A	J002393106	50.919.498	10	2,22	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10	0,00	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEIISTU, C.A.	J003690686	504	10	0,00	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10	0,00	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	-	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	-	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150362	620	10	0,00	45,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J300569055	51.021.642	10	2,22	48,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10	0,17	48,30	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10	0,00	48,30	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10	0,80	49,10	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10	0,01	49,11	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10	0,02	49,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10	0,00	49,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10	0,03	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60.000	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	-	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10	0,00	49,16	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	26.150	10	0,00	49,17	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10	0,00	49,17	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10	0,00	49,17	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	-	49,17	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10	0,00	49,17	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10	0,01	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	-	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10	0,00	49,18	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10	0,54	49,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00	49,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10	0,00	49,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J311927476	9.316.822	10	0,41	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10	0,00	50,13	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10	0,00	50,13	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.000.000	10	0,13	50,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10	0,00	50,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10	0,00	50,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10	0,00	50,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10	0,00	50,26	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	832.472	10	0,04	50,30	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10	0,00	50,30	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10	0,00	50,30	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA	V000000000	114.030	10	0,00	50,31	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228651	168.750	10	0,01	50,31	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	-	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10	0,01	50,32	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	169.433.930	10	7,39	57,71	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10	0,00	57,71	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10	0,00	57,71	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10	0,00	57,71	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V005910667	6.000	10	0,00	57,71	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10	0,00	57,71	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10	0,00	57,72	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10	0,00	57,72	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	799.361.525	10	34,85	92,56	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	-	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10	0,00	92,57	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO (DIFUNTO)	V000023991	575.858	10	0,03	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10	0,00	92,60	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	176.994	10	0,01	92,61	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA	V005532404	6.200.000	10	0,27	92,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10	0,27	93,15	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	176.994	10	0,01	93,15	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	905.996	10	0,04	93,19	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	326.994	10	0,01	93,21	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887238	176.994	10	0,01	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PE¦ALOZA CARMEN ZULAY	V009096246	100	10	-	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10	0,01	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10	0,00	93,22	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10	0,00	93,23	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007228050	504	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535389	4.452	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00	93,23	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10	0,53	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	-	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10	0,00	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10	0,00	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209983	1.764	10	0,00	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10	0,00	93,77	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	2.245.264	10	0,10	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10	0,00	93,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10	0,01	93,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003178653	588	10	0,00	93,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10	0,00	93,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10	0,00	93,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10	0,00	93,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003864281	36.682	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10	0,00	93,89	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.846	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10	0,00	93,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10	0,01	93,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10	0,00	93,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10	0,00	93,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10	0,00	93,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10	0,00	93,90	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	50.000	10	0,00	93,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00	93,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10	0,00	93,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10	0,00	93,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10	0,00	93,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10	0,01	93,92	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10	0,01	93,93	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10	0,01	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	-	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10	0,00	93,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10	1,92	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10	0,00	95,87	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	-	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	48.800	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10	0,00	95,87	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10	0,01	95,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	-	95,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10	0,00	95,88	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10	0,01	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	-	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	-	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10	0,00	95,89	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10	0,01	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE;O JOSE OMAR	V005759118	1.764	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FAND;O CARLOS	V005074137	672	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10	0,00	95,91	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10	0,00	95,92	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10	0,02	95,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10	0,00	95,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10	0,00	95,94	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	65.175.046	10	2,84	98,78	31/08/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10	0,00	98,78	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10	0,97	99,75	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10	0,00	99,75	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10	0,00	99,75	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533018	5.617.374	10	0,24	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	-	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	-	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	-	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10	0,00	100,00	31/08/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10	0,00	100,00	31/08/2006
				2.294.009.424				

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State.

Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 140-A-Pro, Number 58 of the year 2006 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

36/ALE --

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, Record 3251, before you I respectfully

appear to inform you that in Special Shareholders´ Meeting of my principal held on August 11, 2006 the following was approved:

<u>SOLE ITEM:</u> Decreeing an extraordinary cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings account at December 31, 2005 in favor of shareholders registered on the fifth business day (limit transaction date with profit) following the publication of the notice of dividends in one (1) newspaper of major national circulation, payable from the ninth business day following this last date (effective record date *with profit*). Likewise, the Board of Directors was delegated to set the registry and payment dates.

I attach hereto the certification of the aforementioned Minutes of Shareholders´ Meeting to be recorded and filed together with the company file kept by this Registry Office.

Likewise, I do hereby request pleas to issue five (5) certified copies of this participation and of the Minutes of Shareholders´ Meeting.

Caracas, at the date of its presentation. ---

MINISTRY OF THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, on the Thirtieth (30th) day of August of the year Two Thousand Six. Historical years 196 and 147. The foregoing participation having been acknowledged as presented by its signatory for its registration with the Commercial Registry Office and, *fixing*. Let it be issued in conformity and let it be added to the original file. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ IPSA N31291, and it is registered with the Commercial Registry under No.58, Volume 140-A-Pro. Fees paid Bs.563245.00 as per Form RM N.613014, Bank No.FM02176557 amounting to Bs.43680,00. Identification was made as follows: CARLOS DELFINO T., I.D. Card v-3659617.

Registration of this document was anticipated pursuant to the provisions of Article 31 of the Judicial Fees Law. The undersigned, First Commercial Registrar does hereby

evidence that for this granting officer (illegible) bearer of Identity Card No.V-994.790 moved to the following address: Torre Country Club, Piso 9, Urb. El Bosque, Chacaito. This document was revised by Lawyer Nanci El Hamouis, officer from the Legal Department.

The First Commercial Registrar, Lawyer LILA CONCEPCIÓN OLVEIRA HERNÁNDEZ (signed) Illegible.

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV-36/ALE --

[Logotype of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes transcribed herein below is a true and exact copy of its original, **General Shareholder's Meeting as of August 11, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Eleventh (11th) day of August of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, Caracas, as per notification issued in the newspapers El Universal and El Nacional, dated August 3, 2006 that textually transcribed reads as follows: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on August 11, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for*

registration and payment to shareholders. Shareholders are hereby informed that the dividend proposal and other documents related to this notification are available at the company premises. Caracas, August 3, 2006. FOR THE BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand forty-eight million ninety thousand nine hundred twenty-five (2,048,090,925) shares**, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Item of the notice** – which was read out – that is, *Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: The Board of Directors does herein decree an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the "Undistributed retained earnings account at December 31, 2005" in favor of shareholders registered on the fifth business day following the publication of the notice of dividends in one (1) newspaper of major national circulation, payable on the ninth business day following that date (effective record date with profit), and delegating the Board of Directors to set the dates for registration and payment to shareholders.

The foregoing proposal being submitted to the consideration of the Meeting was approved by the majority of attending shareholders, except for the representative of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting. Likewise, the Meeting authorized the members of the Board of Directors so that any of them carry out the corresponding participation to the Commercial Registry.

There being no further business to come seconded and carried, the Minutes was read out and signed in conformity, after the list, by the attending shareholders."

This certification is issued in the city of Caracas, on the Eleventh (11th) day of August of the year Two Thousand Six (2006).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. ---

CARACAS, August 30, 2006. (signed) CARLOS DELFINO T., LAWYER LILA CONCEPCION OLVEIRA HERNANDEZ. THIS CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No,313014.

36/ale

Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ.

FIRST COMMERCIAL REGISTRAR.

Translators' Note:

By the Registrar's signature there is a round wet seal that reads as follows: "Bolivarian republic of Venezuela. Judicial Circuit of the Capital District and Miranda State. First Commercial Registrar." At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 September 5 (illegible) FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 25, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 140-A-Pro... Número: 58 del año 2006

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A.

36/ALE

Nelly González Díaz
Abogado
Inpre-Abogado No 31291

Recibido: 29.8.06
01 SEP 2006

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Asamblea General Extraordinaria de Accionistas de mi representada celebrada el 11 de agosto de 2006 fue aprobado lo siguiente: PUNTO UNICO: Decretar un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso del dividendos, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, certificación del Acta de la Asamblea de Accionistas referida

Asimismo, solicito se sirva expedir cinco (5) copias certificadas de la presente participación y del Acta de la Asamblea.

Caracas, a la fecha de su presentación.

TRASLADO

3251

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, treinta (30) de Agosto del Año 2006 196 y 147. Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -58- TOMO -140-A- PRO.. Derechos Pagados Bs.563245.00 Según Planilla RM N°613014, Banco N°FM02176557 Por Bs.:43680.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: V-3659614.

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.- Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario [illegible] titular de la Cédula de Identidad N° V-11.994.790, a la siguiente dirección: Torre Corimon, Av. Las Piso 9, Urb. El Bosque. El presente documento fue revisado por la Abog.Nanci El Hamouis funcionaria del Dpto. Legal.

La Registradora Mercantil Primera
Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

28.896

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A.

DIV- 36/ALE

MANPA

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la Asamblea General Extraordinaria de Accionistas de fecha 11 de agosto de 2006, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, once (11) de agosto del año dos mil seis, siendo las 11:00 a.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 03 de agosto de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 11 de agosto de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía. Caracas, 03 de agosto de 2006. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.*

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan dos mil cuarenta y ocho millones noventa mil novecientas veinticinco (2.048.090.925) acciones, o sea, más del ochenta y nueve por ciento (89%) del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente

MANPA

de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el Único Punto de la convocatoria – la cual fue leída ·, o sea, *Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, resultando aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE). Asimismo, la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los once (11) días del mes de agosto del año dos mil seis (2006).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

CARACAS, Treinta (30) DE Agosto DEL AÑO DOS MIL Seis..... (FDOS.) CARLOS DELFINO T., Abog. LILA CONCEPCION OLVEIRA HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 613014

36/ALE

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Caracas, August 22, 2006.

Citizen

Fernando De Candia

President of the National Securities and Exchange Commission

Present

In regard to your communication of July 21, 2006 addressed to the President of the Venezuelan Association of Securities Investing Companies received by our company Manufacturas de Papel, S.A.C.A. (Manpa) on the 11th of this month, I am hereby pleased to forward to your attention the information requested as detailed herein below.

In order to offer great clarity in the accompanying documents we supply you with three groups attached, which referred to the topics related to investments made in different fashions to improve the social conditions in different communities, ordered as follows:

1.- Format provided by this Commission dully filed in pursuant to the criteria requested. (Exhibit A).

2.- Publication by this company pointing out several aspects of our action on Social Responsibility, particularly that related to "Fundación Papyrus" an institution established by us to encourage a conservationist awareness among new generations and in which programs 3,720 teachers, 110,000 students and administrative personnel and workers,

155 national public schools and a total 454,800 people have participated and improved their life level due to activities developed by Papyrus, specifically works related to collection, classification and sale of recyclable materials, reducing trash volume, avoiding their reaching garbage dumps or sanitary landfill and significantly improving the sanitary levels of communities. These recycling practices, together with the development of self-management strategies provide attendees significant income to solve several social-environmental problems of the educational institution and of surrounding communities. In this information the vast number of institutions that have received our programs as well as their receptiveness can be seen. (Exhibit B).

3.- Information material of "Fundación Carlos Delfino", an institution established almost 60 years ago, with a broad social work detailed in the brochure also attached hereto, receives its entire income by this company through the dividend of its shares on said company, which were donated by founders of such institution or acquired using the resources likewise donated by such founders, each founder a shareholder of this company. This Foundation destined its resources to maintenance of "Colegio para niñas Fundación Carlos Delfino" (with over 700 students), "Escuela Mixta Josefina Gómez de Delfino" (with 240 students), both situated in La Vega Parish, Caracas, in which these institutions provide free supplementary education to low-income children. Likewise, the Foundation supports institutions such as ASOCIRPLA, FUNDAFESI, Jardín de Infancia Don Simón, FIPAN and Dividendo Voluntario para la Comunidad, among others, through scholarships, agreements, professional improvement and contributions to built rural schools. (Exhibit C).

In the hope we have met your requirements, yours faithfully

ALEJANDRO DELFINO T. (signed) Illegible.

Executive President.

Enclose: Brochures of Fundación Payrus and Fundación Carlos Delfino. ------------------

Bolivarian Government of Venezuela.

Ministry of Finance.

National Securities and Exchange Commission.

SURVEY

Purpose of survey: To establish the degree and scope of investments made by companies as contribution to improve social conditions in the community.

Use of information: To have the statistic data to carry out promotion works to spread the institutional image that issuing companies meet in the Capital Market, in the scope of Social Responsibility.

Confidentiality of Information: Information provided by each company will be strictly confidential, only results of the analysis of the group will be subject to public disclosure in order to strengthen the institutional image of the Capital Market before the public opinion, pointing out the issuing companies to social responsibility (social investment).

Name of issuer: Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Business purpose: Manufacturing and marketing (illegible)

Financial activity (blank)

Amount of capital stock Bs.22,940,094,240.00

% of shares of employees in the capital stock: 0.80%

How many direct and indirect positions did the ocmpnay produce durin the term 2004-2005?

Type of Employment/ Gender	2004	2005	At 6/30/06
Direct Men	90	272	313
Direct Women	11	34	39
Indirect Men	(blank)	(blank)	(blank)
Indirect Women	(blank)	(blank)	(blank)

How much money does the company destined to Social Responsibility (Social Investment)?

Year 2004	Year 2005	At 6/30/06
Bs.682,191,503	Bs.950,138,694	Bs.909,770,255

Itemize the amount of social investment according to the following uses:

Sector or Area	Year 2004	Year 2005	At 6/30/06
Culture	Bs.8,324,000	Bs.99,704,934	Bs.74,849,794
Education	Bs.426,211,280	Bs.537,471,800	Bs.642,111,123

Sports	Bs.34,113,870	Bs.48,383,838	Bs.31,488,619
Health	Bs.1,845,500	Bs.9,305,900	Bs.12,766,800
Infrastructure			
Environment			Bs.17,690,000
Other: Specify: Interns and Apprentices	Bs.211,696,853	Bs.255,272,222	Bs.148,553,919
Total	Bs.682,191,503	Bs.950,138,694	Bs.909,770,255

Indicate the number of beneficiaries by gender and age according to the following table

		Year 2004		Year 2005		At 6/30/06	
Gender and Age		F	M	F	M	F	M
Culture	Less than 18 years	40	75	35	90	0	0
	More than 18 years	18	15	12	14	0	0
Education	Less than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
	More than 18 years	55	815	77	516	27	108
Sports	Less than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
	More than 18 years	42	660	36	760	12	887
Health	Less than 18 years	50	50	25	30	0	0
	More than 18 years	190	110	70	145	0	0
Infrastructure	Less than 18 years	(blank)	(blank)	(blank)	(blank)	33,093*	22,062*
	More than 18 years	(blank)	(blank)	(blank)	(blank)	16,763*	16,762*
Environment	Less than 18 years	(blank)	(blank)	(blank)	(blank)	12,978*	8,652*
	More than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
Community	Less than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
	More than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
Others:	Less than 18 years	228	432	252	408	156	312
	More than 18 years	192	120	192	60	60	17
		815	2277	699	2023	255	1324

(*) These figures are estimates since they refer to contributions to San Vicente Municipal dump to the National Reforestation Plan (II Conference of Seeds Recollection), Lago de Valencia Cleaning-up Project

The aforementioned figures do not include the program developed by Fundación Papyrus nor Fundación Carlos Delfino---

[Next there is a picture of a smiling girl and the headline reads Fundación Carlos Delfino; the following page has a drawing and reads "The road is the environment. Fundación Papyrus"; the following page has a photograph and reads "Induction File"; the following page reads "Fundación Papyrus. A new way of life"] ---

Angel Ramírez 8/30/2006 10:57

To: tecnologias@cnv.gov.ve

Reference: SOCIAL RESPONSIBILITY SURVEY

We do hereby forwarding you the answers to the SOCIAL RESPONSIBILITY SURVEY of issuing companies and that is being carrying out by the National Securities and Exchange Commission. Such survey was sent in print through communication received by you on August 24, 2006 together with publication related to FUNDACION PAPYRUS and FUNDACION CARLOS DELFINO, provided the figures and amount appearing in the survey do not include the social work carried out by these two Foundations.

Sincerely,

ANGEL J. RAMIREZ

Legal Advisory Director ---

Bolivarian Government of Venezuela.

Ministry of Finance.

National Securities and Exchange Commission.

SURVEY

Purpose of survey: To establish the degree and scope of investments made by companies as contribution to improve social conditions in the community.

Use of information: To have the statistic data to carry out promotion works to spread the institutional image that issuing companies meet in the Capital Market, in the scope of Social Responsibility.

Confidentiality of Information: Information provided by each company will be strictly confidential, only results of the analysis of the group will be subject to public disclosure in order to strengthen the institutional image of the Capital Market before the public opinion, pointing out the issuing companies to social responsibility (social investment).

Name of issuer: Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Business purpose: Manufacturing and marketing (illegible)

Financial activity (blank)

Amount of capital stock Bs.22,940,094,240.00

% of shares of employees in the capital stock: 0.80%

How many direct and indirect positions did the company produce during the term 2004-2005?

Type of Employment/ Gender	2004	2005	At 6/30/06
Direct Men	90	272	313
Direct Women	11	34	39
Indirect Men	(blank)	(blank)	(blank)
Indirect Women	(blank)	(blank)	(blank)

How much money does the company destined to Social Responsibility (Social Investment)?

Year 2004	Year 2005	At 6/30/06
Bs.682,191,503	Bs.950,138,694	Bs.909,770,255

Itemize the amount of social investment according to the following uses:

Sector or Area	Year 2004	Year 2005	At 6/30/06
Culture	Bs.8,324,000	Bs.99,704,934	Bs.74,849,794
Education	Bs.426,211,280	Bs.537,471,800	Bs.642,111,123
Sports	Bs.34,113,870	Bs.48,383,838	Bs.31,488,619
Health	Bs.1,845,500	Bs.9,305,900	Bs.12,766,800
Infrastructure			
Environment			Bs.17,690,000
Other: Specify: Interns and	Bs.211,696,853	Bs.255,272,222	Bs.148,553,919

Apprentices			
Total	Bs.682,191,503	Bs.950,138,694	Bs.909,770,255

Indicate the number of beneficiaries by gender and age according to the following table

		Year 2004		Year 2005		At 6/30/06	
Gender and Age		F	M	F	M	F	M
Culture	Less than 18 years	40	75	35	90	0	0
	More than 18 years	18	15	12	14	0	0
Education	Less than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
	More than 18 years	55	815	77	516	27	108
Sports	Less than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
	More than 18 years	42	660	36	760	12	887
Health	Less than 18 years	50	50	25	30	0	0
	More than 18 years	190	110	70	145	0	0
Infrastructure	Less than 18 years	(blank)	(blank)	(blank)	(blank)	33,093*	22,062*
	More than 18 years	(blank)	(blank)	(blank)	(blank)	16,763*	16,762*
Environment	Less than 18 years	(blank)	(blank)	(blank)	(blank)	12,978*	8,652*
	More than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
Community	Less than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
	More than 18 years	(blank)	(blank)	(blank)	(blank)	(blank)	(blank)
Others:	Less than 18 years	228	432	252	408	156	312
	More than 18 years	192	120	192	60	60	17
		815	2277	699	2023	255	1324

(*) These figures are estimates since they refer to contributions to San Vicente Municipal dump to the National Reforestation Plan (II Conference of Seeds Recollection), Lago de Valencia Cleaning-up Project

The aforementioned figures neither include the program developed by Fundación Papyrus nor by Fundación Carlos Delfino.

1.- Publication by this company pointing out several aspects of our action on Social Responsibility, particularly that related to "Fundación Papyrus" an institution established

by us to encourage a conservationist awareness among new generations and in which programs 3,720 teachers, 110,000 students and administrative personnel and workers, 155 national public schools and a total 454,800 people have participated and improved their life level due to activities developed by Papyrus, specifically works related to collection, classification and sale of recyclable materials, reducing trash volume, avoiding their reaching garbage dumps or sanitary landfill and significantly improving the sanitary levels of communities. These recycling practices, together with the development of self-management strategies provide attendees significant income to solve several social-environmental problems of the educational institution and of surrounding communities. In this information the vast number of institutions that have received our programs as well as their receptiveness can be seen.

2.- Information material of "Fundación Carlos Delfino", an institution established almost 60 years ago, with a broad social work detailed in the brochure also attached hereto, receives its entire income by this company through the dividend of its shares on said company, which were donated by founders of such institution or acquired using the resources likewise donated by such founders, each founder a shareholder of this company. This Foundation destined its resources to maintenance of "Colegio para niñas Fundación Carlos Delfino" (with over 700 students), "Escuela Mixta Josefina Gómez de Delfino" (with 240 students), both situated in La Vega Parish, Caracas, in which these institutions provide free supplementary education to low-income children. Likewise, the Foundation supports institutions such as ASOCIRPLA, FUNDAFESI, Jardín de Infancia Don Simón, FIPAN and Dividendo Voluntario para la Comunidad, among others, through scholarships, agreements, professional improvement and contributions to built rural schools. --

Report on mail follow-up

Your moniotirng: SOCIAL RESPONSIBILITY REPORT has arrived at 192.10.10.58 server on 8/30/2006 11:20:13.

Information about mail follow-up

MPCCSSVR01/MANPA 11:04:03 Today – 11:20:13 Today

MPCCSSVR01/MANPA 11:20:13 Today – 11:20:13 Today

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 June 30 PM 2:19 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 30th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 22 de agosto de 2006

Ciudadano
Fernando De Candia
Presidente de la
Comisión Nacional de Valores
Presente

En relación a su comunicación del 21 de julio de 2006 dirigida al Presidente de la Asociación Venezolana de Sociedades Inversoras de Valores, recibida por nuestra empresa Manufacturas de Papel, S.A.C.A. (Manpa), el 11 de los corrientes, tengo el gusto de remitirle la información solicitada de la forma que se detalla en la presente.

A los fines de ofrecer la mayor claridad en los recaudos que acompañamos le suministramos tres grupos de anexos, referidos a los temas relativos a las inversiones que realizamos de diversas formas en el mejoramiento de las condiciones sociales en diferentes comunidades, ordenados como sigue:

1- Formato suministrado por esa Comisión debidamente completado conforme los criterios solicitados. (Anexo A).

2- Publicación de esta compañía en la cual se destacan diversos aspectos de nuestra acción en el ámbito de la Responsabilidad Social, particularmente lo relativo a la Fundación Papyrus, una institución fundada por nosotros para crear conciencia conservacionista entre las nuevas generaciones, en cuyos programas han participado 3.720 docentes, 110.000 estudiantes y el personal administrativo y obrero de 155 planteles educativos públicos del país y un total de 454.800 personas han mejorado su nivel de vida debido a las actividades desarrolladas por Papyrus, específicamente por las labores de recolección, clasificación y venta de materiales reciclables, reduciendo los volúmenes de basura, evitando que llegue a los botaderos o rellenos sanitarios y mejorando significativamente los niveles de salubridad de las comunidades. Estas prácticas de reciclaje, junto con el desarrollo de estrategias de autogestión proporcionaron a los participantes ingresos importantes para la solución de diversos problemas socio-ambientales de la institución educativa y de las comunidades aledañas. En esta información podrá verse el numeroso grupo de instituciones que han recibido nuestros programas y su receptividad. (Anexo B).

MANPA

3- Material informativo de la Fundación Carlos Delfino, institución establecida hace casi 60 años, con una amplia obra social que se detalla en el folleto también anexo, recibe la totalidad de sus ingresos de parte de esta compañía por la vía del dividendo de sus acciones en ella, las cuales fueron en parte donadas por los fundadores de dicha institución o adquiridas con los recursos donados igualmente por éstos, todos ellos accionistas de esta compañía. Esta Fundación destina sus recursos al mantenimiento del Colegio para Niñas Fundación Carlos Delfino (con más de 700 alumnas), la Escuela Mixta Josefa Gómez de Delfino (con 240 alumnos), ambas ubicadas en la Parroquia La Vega, Caracas, en las que estas instituciones suministran educación completamente gratuita a niños de bajos recursos. Asimismo, la Fundación apoya a instituciones como ASOCIRPLA, FUNDAFESI, Jardín de Infancia Don Simón, FIPAN y el Dividendo Voluntario para la Comunidad, entre otros, a través de becas, convenios, mejoramiento profesional y contribución para la construcción de escuelas rurales. (Anexo C).

Esperando haber satisfecho sus requerimientos queda atentamente a su disposición:

ALEJANDRO DELFINO T.
Presidente Ejecutivo

Anexo: folletos de la Fundación Papyrus y de la Fundación Carlos Delfino

Gobierno Bolivariano de Venezuela | Ministerio de Finanzas

Venezuela
AHORA ES DE TODOS

CNV
Comisión Nacional de Valores

"Transparencia Efectiva y Participativa...
...Nuestro Compromiso"

ENCUESTA

Propósito de la consulta: Establecer el grado y alcance de las inversiones que realizan las empresas como contribución al mejoramiento de las condiciones sociales de la comunidad.
Destino de la Información: Disponer de los datos estadísticos para realizar labores de promoción para proyectar la imagen Institucional que cumplen las empresas emisoras del Mercado de Capitales, en el ámbito de la Responsabilidad Social.
Confidencialidad de la información: La información suministrada por cada empresa será objeto de uso estrictamente confidencial, solamente los resultados del análisis del conjunto serán objeto de divulgación pública con el propósito de fortalecer ante la opinión pública la imagen institucional del Mercado de Capitales, destacando la contribución de las empresas emisoras a la responsabilidad social (inversión social).

Denominación del Emisor Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Objeto Social FABRICACION Y COMERCIALIZACION DE TODO **Actividad Económica**

Monto del Capital Social Bs.22.940.094.240,00

% de Acciones de los Trabajadores en el capital Social: 0,80%

¿Cuantos empleos directos e indirectos generó la empresa en el lapso 2004 – 2006?

Tipo Empleo / Género	2004	2005	Al 30-06-06
Directos Hombres	90	272	313
Directos Mujeres	11	34	39
Indirectos Hombres			
Indirectos Mujeres			

¿Cuánto es el monto que la empresa destina a la Responsabilidad Social (Inversión Social)?

Año 2004:	Año 2005:	Al 30-06-06:
Bs 682.191.503	Bs 950.138.694	Bs 909.770.255

¿Desglose el monto de la inversión social según los destinos siguientes ?

Sector o Área	Año 2004:	Año 2005:	Al 30-06-06:
Cultura	Bs 8.324.000	Bs 99.704.934	Bs 74.849.794
Educación	Bs 426.211.280	Bs 537.471.800	Bs 642.111.123
Deporte	Bs 34.113.870	Bs 48.383.838	Bs 31.488.619
Salud	Bs 1.845.500	Bs 9.305.900	Bs 12.766.800
Infraestructura			
Ambiente			Bs.17.690.000
Otra Especificar: Pasantes y Aprendices	Bs 211.696.853	Bs 255.272.222	Bs 148.553.919
Total	Bs 682.191.503	Bs 950.138.694	Bs 909.770.255

¿Indique el número de beneficiarios por género y edad de acuerdo a la tabla siguiente?

Género y edad		Año 2004:		Año 2005:		Al 30-06-06:	
		F	M	F	M	F	M
Cultura	Menor a 18 años	40	75	35	90	0	0
	Mayor a 18 años	18	15	12	14	0	0
Educación	Menor a 18 años						
	Mayor a 18 años	55	815	77	516	27	108
Deporte	Menor a 18 años						
	Maor a 18 años	42	660	36	760	12	887
Salud	Menor a 18 años	50	50	25	30	0	0
	Mayor a 18 años	190	110	70	145	0	0
Infraestruc.	Menor a 18 años					33.093*	22.062*
	Mayor a 18 años					16.763*	16.762*
Ambiente	Menor a 18 años					12.978*	8.652*
	Mayor a 18 años						
Comunidad	Menor a 18 años						
	Mayor a 18 años						
Otras:	Menor a 18 años	228	432	252	408	156	312
	Mayor a 18 años	192	120	192	60	60	17
		815	2277	699	2023	255	1324

(*) Estas cifras son aproximadas pues se trata de contribuciones al vertedero Municipal San Vicente, al Plan Nacional de Reforestación (II Jornada de Recolección de Semillas), Proyecto Saneamiento del Lago de Valencia

Las cifras antes indicadas no incluyen el programa desarrollado por la Fundación Papyrus ni por la Fundación Carlos Delfino.

Fundación Carlos Delfino

ADAS
STORIA
PRO
ACIÓN
NA




EL CAMBIO
ESTA EN
EL AMBIENTE
Fundación Papyrus


Carpeta de Inducción
MANPA
DIVISION HIGIENICOS
MANPA


Fundación Papyrus
Una nueva forma de vida

Angel Ramirez
30/08/2006 10:57

Para: tecnologias@cnv.gov.ve
cc:
Asunto: ENCUESTA RESPONSABILIDAD SOCIAL

Por medio del presente les hacemos llegar la respuesta a la ENCUESTA DE RESPONSABILIDAD SOCIAL de las sociedades emisoras y que está realizando la Comisión Nacional de Valores, la cual fue enviada en forma impresa mediante comunicación recibida por ustedes el 24 de agosto de 2006, acompañada de publicaciones relativas a la FUNDACION PAPYRUS y FUNDACION CARLOS DELFINO, ya que los números y montos que aparecen en la encuesta no incluyen la labor social realizada por estas dos Fundaciones.

encuestaresponsabilidadsocial -22-08.0

Sin otro particular, quedamos de ustedes
Atentamente

ANGEL J. RAMIREZ
Director de Asesoría Legal

Gobierno Bolivariano de Venezuela | Ministerio de Finanzas

Venezuela AHORA ES DE TODOS

Comisión Nacional de Valores

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"

ENCUESTA

Propósito de la consulta: Establecer el grado y alcance de las inversiones que realizan las empresas como contribución al mejoramiento de las condiciones sociales de la comunidad.
Destino de la Información: Disponer de los datos estadísticos para realizar labores de promoción para proyectar la imagen Institucional que cumplen las empresas emisoras del Mercado de Capitales, en el ámbito de la Responsabilidad Social.
Confidencialidad de la información: La información suministrada por cada empresa será objeto de uso estrictamente confidencial, solamente los resultados del análisis del conjunto serán objeto de divulgación pública con el propósito de fortalecer ante la opinión pública la imagen institucional del Mercado de Capitales, destacando la contribución de las empresas emisoras a la responsabilidad social (inversión social).

Denominación del Emisor Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Objeto Social FABRICACION Y COMERCIALIZACION DE TODO **Actividad Económica**

Monto del Capital Social Bs.22.940.094.240,00

% de Acciones de los Trabajadores en el capital Social: 0,80%

¿Cuantos empleos directos e indirectos generó la empresa en el lapso 2004 – 2006?

Tipo Empleo / Género	2004	2005	Al 30-06-06
Directos Hombres	90	272	313
Directos Mujeres	11	34	39
Indirectos Hombres			
Indirectos Mujeres			

¿Cuánto es el monto que la empresa destina a la Responsabilidad Social (Inversión Social)?

Año 2004:	Año 2005:	Al 30-06-06:
Bs 682.191.503	Bs 950.138.694	Bs 909.770.255

¿Desglose el monto de la inversión social según los destinos siguientes ?

Sector o Área	Año 2004:	Año 2005:	Al 30-06-06:
Cultura	Bs 8.324.000	Bs 99.704.934	Bs 74.849.794
Educación	Bs 426.211.280	Bs 537.471.800	Bs 642.111.123
Deporte	Bs 34.113.870	Bs 48.383.838	Bs 31.488.619
Salud	Bs 1.845.500	Bs 9.305.900	Bs 12.766.800
Infraestructura			
Ambiente			Bs.17.690.000
Otra Especificar: Pasantes y Aprendices	Bs 211.696.853	Bs 255.272.222	Bs 148.553.919
Total	Bs 682.191.503	Bs 950.138.694	Bs 909.770.255

¿Indique el número de beneficiarios por género y edad de acuerdo a la tabla siguiente?

Género y edad		Año 2004:		Año 2005:		Al 30-06-06:	
		F	M	F	M	F	M
Cultura	Menor a 18 años	40	75	35	90	0	0
	Mayor a 18 años	18	15	12	14	0	0
Educación	Menor a 18 años						
	Mayor a 18 años	55	815	77	516	27	108
Deporte	Menor a 18 años						
	Maor a 18 años	42	660	36	760	12	887
Salud	Menor a 18 años	50	50	25	30	0	0
	Mayor a 18 años	190	110	70	145	0	0
Infraestruc.	Menor a 18 años					33.093*	22.062*
	Mayor a 18 años					16.763*	16.762*
Ambiente	Menor a 18 años					12.978*	8.652*
	Mayor a 18 años						
Comunidad	Menor a 18 años						
	Mayor a 18 años						
Otras:	Menor a 18 años	228	432	252	408	156	312
	Mayor a 18 años	192	120	192	60	60	17
		815	2277	699	2023	255	1324

(*) Estas cifras son aproximadas pues se trata de contribuciones al vertedero Municipal San Vicente, al Plan Nacional de Reforestación (II Jornada de Recolección de Semillas), Proyecto Saneamiento del Lago de Valencia

Las cifras antes indicadas no incluyen el programa desarrollado por la Fundación Papyrus ni por la Fundación Carlos Delfino, por lo cual en fecha 24 de agosto de 2006 se envió una comunicación acompañada de:

1.- Publicación de esta compañía en la cual se destacan diversos aspectos de nuestra acción en el ámbito de la Responsabilidad Social, particularmente lo relativo a la Fundación Papyrus, una institución fundada por nosotros para crear conciencia conservacionista entre las nuevas generaciones, en cuyos programas han participado 3.720 docentes, 110.000 estudiantes y el personal administrativo y obrero de 155 planteles educativos públicos del país y un total de 454.800 personas han mejorado su nivel de vida debido a las actividades desarrolladas por Papyrus, específicamente por las labores de recolección, clasificación y venta de materiales reciclables, reduciendo los volúmenes de basura, evitando que llegue a los botaderos o rellenos sanitarios y mejorando significativamente los niveles de salubridad de las comunidades. Estas prácticas de reciclaje, junto con el desarrollo de estrategias de autogestión, proporcionaron a los participantes ingresos importantes para la solución de diversos problemas socio-ambientales de la institución educativa y de las comunidades aledañas. En esta información podrá verse el numeroso grupo de instituciones que han recibido nuestros programas y su receptividad.

2.- Material informativo de la Fundación Carlos Delfino, institución establecida hace casi 60 años, con una amplia obra social que se detalla en el folleto también anexo, recibe la totalidad de sus ingresos de parte de esta compañía por la vía del dividendo de sus acciones en ella, las cuales fueron en parte donadas por los fundadores de dicha institución o adquiridas con los recursos donados igualmente por éstos, todos ellos accionistas de esta compañía. Esta Fundación destina sus recursos al mantenimiento del Colegio para Niñas Fundación Carlos Delfino (con más de 700 alumnas), la Escuela Mixta Josefa Gómez de Delfino (con 240 alumnos), ambas ubicadas en la Parroquia La Vega, Caracas, en las que estas instituciones suministran educación completamente gratuita a niños de bajos recursos. Asimismo, la Fundación apoya a instituciones como ASOCIRPLA, FUNDAFESI, Jardín de Infancia Don Simón, FIPAN y el Dividendo Voluntario para la Comunidad, entre otros, a través de becas, convenios, mejoramiento profesional y contribución para la construcción de escuelas rurales.

Informe sobre el seguimiento del correo

Su seguimiento:	ENCUESTA RESPONSABILIDAD SOCIAL
Ha llegado al servidor:	192.10.10.58
Con fecha:	30/08/2006 11:20:13

Información sobre el seguimiento del correo

MPCCSSVR01/MANPA	11:04:03 Hoy - 11:20:13 Hoy
MPCCSSVR01/MANPA	11:20:13 Hoy - 11:20:13 Hoy